	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street ir@coralgold.com Vancouver, BC V6C 1T1 www.coralgold.com

February 10, 2009		Trading Symbols: TSX Venture – CLH US;OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL GOLD PROVIDES YEAR END SUMMARY
AND OUTLOOK FOR 2009

With a new year underway, I am pleased to present a brief review of Coral Gold Resources Ltd.’s (“Coral Gold”) achievements in 2008 and outlook for 2009. While we face a number of challenges in the current economic climate, the company is well positioned to sustain itself and to consider development objectives.

Robertson Property – Resource Expansion and Major Drill Program Completed

On our Robertson Property in Nevada, we doubled the inferred gold resource to over 2.3 million ounces in late 2007.  This new calculation was based on 91,284,800 tons grading 0.025 oz Au/ton using a gold price of US$600/oz and a cutoff grade of 0.015 oz Au/ton. (Details are available in our February 11, 2008 news release.) Later in 2008, we also completed 22,385 feet of reverse circulation drilling in 33 vertical holes, partially extending the areas of mineralization in several zones. Highlights of the drill program included Hole #CR08-13, which intersected 100 feet grading 0.075 oz Au/ton and included 25 feet grading 0.17 oz Au/ton. Complete drill results and program details are available in Coral Gold’s latest news release issued February 4, 2009.  The 2008 drilling program has not been incorporated in our current resource figures.

Plans for 2009

We are now planning for the next round of exploration on the Robertson Property. Much of the mineralization remains open to expansion, so additional drilling is an important option for 2009. Other options include an upgraded resource calculation, and continued investigation of deep and near surface targets.

Deep Drilling for a Carlin-Type Gold Deposit

Deep drilling encountered Carlin-type geochemistry including gold in the important lower plate host rocks for Carlin-type structure beneath the Roberts Mountains thrust fault.   The gold intercepts indicate a Carlin type system in Lower Plate rocks on a western part of the property.  Follow up mapping, rock sampling and infill gravity surveys in 2008 lead to our identification of a new lower plate target zone that extends from the coral deep hole, 2 km to the south.  The West Deep Carlin-type target adds significant discovery potential to the Robertston property for a world class gold deposit.  The target zone lies north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit.  Considerably more drilling on the Robertson West Deep target is warranted. While we would prefer to continue drilling and expanding these targets in 2009, we must wait and see what unfolds in the equity markets and our ability to raise additional exploration capital.

Robertson Property a Prime Asset

One of the best ways for a major to replace gold resources is to acquire them from junior companies. With our Robertson Property (and an established gold resource) next to Barrick Gold’s Pipeline and Cortez Hills mines, we are in a good position to benefit from the demand for established gold deposits.

JV Interest from Other Mining and Exploration Companies

Accordingly, we have seen renewed interest in the property from other mining companies. Since mid-2008, several majors have approached Coral Gold regarding the possibility of joint venture exploration on claims excluded from our current carried interest joint venture with Barrick Gold. We are considering these offers.

Cutting Costs

With over C$1.3 million in cash, we are in a good position to weather the current downturn. We have cut costs significantly, and we expect further economizing as the year unfolds. If interest in gold investment continues to grow, we may see more favorable market conditions later in 2009 and better opportunities for raising additional working capital.

Coral’s Favorable Position

In my frequent conversations with shareholders, the most urgent concern is how current market conditions will affect our industry and, of course, the value of Coral Gold. While I am not in the business of making economic predictions, I can point out two industry situations in our favor.

Gold in Strong Demand

The first is that gold remains one of the few commodities in strong demand, emerging as a safe harbor in a risk-averse market. Traditional currency havens, including the U.S. dollar, the Euro and the British pound, have been shaken by the financial meltdown while gold has increased its value.

Juniors with Gold Resources in a Stronger Position

The second is that junior mining companies with established gold deposits, as we have in Nevada, are in a stronger position than pure exploration plays. Most importantly, at a time when gold is increasingly in demand, gold reserves of major mining companies are in steady decline.

A Track Record of Longevity

In closing, I would like to note that Coral Gold has remained active and strong for nearly 25 years. We have continually advanced our Nevada holdings through both good and bad times. While current market conditions present challenges, we fully expect to ride out this storm and benefit from the inevitable recovery.

ON BEHALF OF THE BOARD

“David Wolfin”

______________________________
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.